August 18, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549-7010

Attn:	Erin E. Martin, Special Counsel

Jessica Livingston, Staff Attorney

Gus Rodriguez, Accounting Branch Chief

Michelle Miller, Staff Accountant

Re:	CURO Group Holdings Corp.
Confidential Draft Registration Statement on Form S-1
Submitted July 12, 2017
CIK No. 0001711291

Ladies and Gentlemen:

On behalf of CURO Group Holdings Corp. (the “Company”) we are submitting this letter and the following information in response to the letter, dated August 8, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on July 12, 2017. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

General

1.	Comment: We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is supplementally providing the Staff copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by investors during the Company’s presentation and no investors retained such information.

The Company undertakes to supplementally provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such written communications.

Summary

Company Overview, page 1

2.	Comment: Please disclose how you measured your leading market position (e.g., loan originations, revenue, etc.).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Amended Registration Statement. The Company measures its leading market position as a consumer finance company serving underbanked customers based on its revenue as compared to companies operating similar businesses.

3.	Comment: Here and throughout the filing you reference “industry studies” for statistics and information relevant to your industry and business prospects. Please revise to identify the studies, or otherwise attribute the statements to the source. Also, confirm that these studies are publicly available. If you funded or were otherwise affiliated with any of the studies you cite, make this clear. If any of this information was prepared by a third party for inclusion in this registration statement, please file the consent of such party as an exhibit if you cite the report or study.

Response: The Company acknowledges the Staff’s comment and in response, has revised the Amended Registration Statement to attribute statements to the source as requested. The Company confirms that the studies cited in the Amended Registration Statement are publicly available. The Company further advises the Staff that it did not fund and is not otherwise affiliated with any of the studies cited in the Amended Registration Statement.

Overview of Loan Products, page 3

4.	Comment: We note your disclosure on page 5 that the Unsecured and Secured Installment loans require periodic payments with a fixed amount due each period. Please revise to clarify the length, or range of lengths, of time of a “period.”

Response: In response to the Staff’s comment, the Company has revised page 4 of the Amended Registration Statement to clarify the range of lengths of time of a “period” for Unsecured and Secured Installment Loans requiring fixed, periodic payments due each period.

Corporate and Other Information, page 9

5.	Comment: Please disclose the percentage ownership of management and other insiders currently and post-offering.

Response: In response to the Staff’s comment, the Company has added disclosure on page 9 of the Amended Registration Statement to include the current and post-offering percentage ownership of management and other insiders.

Summary Risk Factors, page 10

6.	Comment: We note the eighth bullet point on page 11 regarding your indebtedness. To provide a more balanced picture of your business, please expand this bullet point to discuss your substantial indebtedness in more detail, including your reliance on debt financing to fund loans, and move it near the beginning of this section. In addition, please include a summary risk factor regarding the higher risk of your loans, including the higher charge-offs due to the non-prime nature of your customers.

Response: In response to the Staff’s comment, the “risks associated with our level of indebtedness, and our ability to refinance our indebtedness” disclosure on page 11 of the Amended Registration Statement has been revised to discuss our substantial indebtedness in more detail, including our reliance on debt financing to fund loans, and has been moved closer to the beginning of the section. The Company has also moved the risk factors related to our indebtedness to page 23 of the Amended Registration Statement in a corresponding manner. Additionally, a separate summary risk factor relating to the higher risk of our loans has been added on page 11 of the Amended Registration Statement.

7.	Comment: Please include a summary risk factor to disclose that the FFL Holders and Founder Holders will have a controlling ownership post-offering and that their interests may conflict with other shareholders.

Response: The Company acknowledges the Staff’s comment and has included a summary risk factor on page 12 of the Amended Registration Statement that the FFL Holders and the Founder Holders will together have a controlling ownership post-offering and their interests may conflict with other shareholders.

Use of Proceeds, page 40

8.	Comment: You disclose that you plan to use the proceeds of this offering to repay indebtedness. Please revise your discussion of Use of Proceeds here and elsewhere in your filing to disclose the approximate amount of the proceeds of this offering you plan to use to repay debt. Please also disclose the interest rate and maturity of the debt that you intend to repay. Refer to Instruction 4 of Item 504 of Regulation S-K for additional guidance.

Response: The Company respectfully informs the Staff that, as of the time of the Amended Registration Statement, the approximate amount of proceeds of this offering is not known. In addition, the Company has not yet identified the amount of debt it will pay down with the proceeds or finalized its capital expenditure budget. The Company confirms that, once the Company has determined the estimated proceeds from this offering, it will revise the Amended Registration Statement in a subsequent amendment to provide the approximate amount of the proceeds that it plans to use to repay debt and make capital expenditures, and such subsequent amendment will set forth the interest rate and maturity of the indebtedness to be repaid.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Revenue by Product and Segment and Related Loan Portfolio Performance, page 52

9.	Comment: Please discuss and analyze the results of operations of your financial guarantee business operated as a Credit Services Organization.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considers its Credit Services Organization (or “CSO”) model as a state-level, statutory business model for originating its loan products as opposed to a separate lending product. The Company includes CSO loans in its overall analysis of results from operations with other similar lending products in a manner consistent with other registrants who operate a CSO model. The CSO model complies with the regulatory requirements of certain states (i.e., Texas and Ohio). Loans offered through the CSO model are similar to those offered without the use of a CSO model. The unaffiliated third-party lender provides underwriting guidelines, but all CSO loans are credit-scored using the Company’s similar proprietary algorithms and scoring models as used with non-CSO loans. We manage CSO states and products using the same key performance indicators and metrics as non-CSO states. Because the products are similar to loan products offered in other states, no separate analysis or disclosures are necessary for the performance or results of operations for these products. Therefore, the Company does not analyze results of operations of CSO products on a stand-alone basis, consistent with industry practices.

10.	Comment: You disclose non-GAAP measures, Allowance and CSO guarantee liability and the related percentage of gross Unsecured and Secured Installment loans receivable and Single-Pay combined loans receivables. The addition of the CSO guarantee liability to the Allowance for loan losses implies that the CSO guarantee liability is available to the entire loan population that includes Company-owned loans. Please remove these non-GAAP measures from future filings. Please refer to the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: The Company acknowledges the Staff’s comment and has removed Allowance and CSO guarantee liability measures from the Amended Registration Statement.

11.	Comment: You disclose Past-due gross combined loans receivable for your Unsecured and Secured Installment loans receivable and related percentage of combined loans receivable. Please revise to separately present Past-due gross loans receivable and the related percentages for both Company-owned and Guaranteed by the Company loans receivable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 56 to 57 of the Amended Registration Statement to separately present, for both Unsecured and Secured Installment Loans, the Past-due gross loans receivable and the related percentages for both Company-owned and Guaranteed by the Company.

12.	Comment: As a result of your Q1 Loss Recognition Change, $50.3 million of past-due Unsecured and Secured Installment loans were included in gross loans receivable as of March 31, 2017. Please disclose the following to clarify the impact to the financial statements for the period ending March 31, 2017:

•	Provide an analysis similar to the recap of the year-over-year change in U.S. provision for losses on page 65 from the fourth quarter 2016 to the first quarter 2017, between Unsecured and Secured Installment loans; and

•	Disclose the impact to the Allowance for loan losses and CSO guarantee liability for both Unsecured and Secured Installment loans.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 67 to 68 of the Amended Registration Statement. Given that the Company has updated the Amended Registration Statement for the six-month period ended June 30, 2017, the Company had added a comparison for the six-month period ended June 30, 2017, which it believes to be the most relevant information.

13.	Comment: You disclose under “Our Strengths” that you are acquiring customers with lower credit risks at a lower customer acquisition cost in the United States. Please revise your MD&A as follows:

•	Disclose your average first-pay defaults and discuss and analyze trends in your average first-pay defaults in the United States and Canada;

•	Disclose the nature and amount of your customer acquisition costs and discuss and analyze trends in your customer acquisition costs in the United States, Canada and the United Kingdom; and

•	Disclose the nature and amount of any acquisition costs or other costs incurred to establish relationships with unaffiliated third party lenders.

Response: The Company acknowledges the Staff’s comment and has revised the Management’s Discussion & Analysis of Financial Condition and Results of Operations on pages 54 to 56 of the Amended Registration Statement in response to the Staff’s comment.

14.	Comment: Please revise to discuss changes in financial position for the periods presented. Please refer to Item 303 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Management’s Discussion & Analysis of Financial Condition and Results of Operations to discuss changes in financial position for the periods presented, including certain balance sheet changes between June 30, 2017 and December 31, 2016. The Company has revised the disclosure on page 80 of the Amended Registration Statement.

Critical Accounting Policies

Revenue Recognition, page 81

15.	Please disclose your revenue recognition policies for all of your ancillary products.

Response: The Company acknowledges the Staff’s comment and has revised the Amended Registration statement to include our revenue recognition policies of our ancillary products on page 85 of the Amended Registration Statement, and also refers to in Note 1, “Summary of Significant Accounting Policies and Nature of Operations” on page F-7 for a discussion of our revenue recognition policies for our ancillary products.

Client Services Organization, page 83

16.	You disclose that you charge a fee for arranging loans to your customers from unaffiliated third-party lenders, for assisting customers in preparing and completing the information and documents that the unaffiliated third-party lenders require the customers to submit in order to obtain loans and for providing guarantees of customer obligations to the unaffiliated third- party lenders. Please address the following:

•	Please disclose how you determine the amount or percentage of the fee charged to customers in the unaffiliated third party arrangement;

•	Please disclose when you receive cash for each of the services offered to your customers;

•	Please tell us the number of deliverables in your unaffiliated third-party arrangements and the factors you considered in reaching your conclusion. Please refer to ASC 605-25;

•	Please tell us if you have a standby financial guarantee deliverable; and

•	Please tell us how you determined your loan servicing fee and that you have no servicing asset or liability for the loans serviced for the unaffiliated third parties.

Response: The Company acknowledges the Staff’s comment regarding credit services organizations.

•	The Company respectfully advises the Staff that we determine applicable fees charged to customers in the unaffiliated third party arrangement by complying with the Credit Services Organization Act or similar statute in the applicable jurisdiction. The Credit Services Organization Act and similar statutes generally define the services we can provide to consumers, and require us to provide a contract outlining our services and the cost of those services to the customer. The Company has revised the disclosure on page 86 of the Amended Registration Statement to identify how we determine fees we charge to customers in these arrangements.

•	In response to the Staff’s comment, the Company has revised page 86 of the Amended Registration Statement to clarify that for CSO services we offer to our customers, cash is received on the scheduled loan repayment due dates.

•	In response to the Staff’s comment, the Company respectfully advises the Staff that it considered the guidance in ASC-605-25. The services offered in our unaffiliated third-party arrangements include facilitating the application and completion of the loan process required by the unaffiliated third-party lenders. A completed loan would be considered one deliverable, and the related fee is recognized ratably over the life of the loan.

•	The Company respectfully advises the Staff that the Company guarantees the third-party loans pursuant to its CSO agreements. The Company’s CSO model calls for the loan transaction to occur between the unaffiliated third-party lender and borrower, but such transaction is facilitated, credit enhanced and serviced by the Company. The unaffiliated third-party lender provides underwriting guidelines, but all CSO loans are credit-scored using similar proprietary algorithms and scoring models as used with non-CSO loans. We have the obligation for any future loan default and have given a guarantee to the lender to purchase these loans if they go into default. We record a contingent liability for our estimated losses related to these guarantees, which is similar to the allowance for loan losses recorded as a contra-asset on the balance sheet for its non-CSO lending products. We subsequently engage in collection activities on the defaulted loans and retain any subsequent amounts collected. The Company refers the Staff to its disclosure on page 87 of the Amended Registration Statement.

•	The Company respectfully informs Staff that we comply with the applicable jurisdiction’s Credit Services Organization Act or a similar statute in determining loan servicing fees. These laws generally define the services that we can provide to consumers and require us to provide a contract to the customer outlining our services and the cost of those services to the customer. The fees charged to the customer are determined based on credit risk, expected servicing costs, required return thresholds and competitive market conditions. We report no servicing assets or liabilities for the loans serviced for unaffiliated third parties. The Company advises the Staff that nothing in our contractual arrangements, relationships nor practices with respect to our CSO model gives rise to servicing assets or liabilities for loans serviced for unaffiliated third parties.

17.	You record a contingent liability since you guarantee unaffiliated third-party loans under CSO arrangements. Please tell us if you have a stand-ready obligation under the CSO arrangements. Please refer to ASC 460.

Response: The Company acknowledges the Staff’s comment and has referred to ASC 460. There is no stand-ready obligation under the CSO arrangements. We service the loans on behalf of the lender, and therefore, in an in event of a default, we would continue to service the loans after we have settled with the third-party lender. Upon a customer default, we will settle with the third-party lenders. These unaffiliated third-party loans are maintained and serviced using our CURO platform, and when we are required to repurchase any portion of the total amount of the loans guaranteed, we will attempt to subsequently recover some or the entire amount from the customer.

18.	You disclose on page F-15 that the balances required to be maintained in collateral accounts vary based upon the lender, but are typically based on a percentage of the outstanding loan balances held by the lender. Please disclose how the balances maintained in collateral accounts vary based upon the lender. Please also disclose how you determine the percentage of the outstanding loan balances held as collateral.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page F-18 of the Amended Registration Statement regarding how balances are maintained in collateral accounts vary based upon the lender, and how the percentage of outstanding loan balances held as collateral are determined.

Quantitative and Qualitative Disclosures About Market Risk, page 86

Interest Rate Risk, page 86

19.	You disclose that all of your customer loan portfolios have fixed interest rates and fees that do not fluctuate over the life of the loan and that notwithstanding, you support fixed rate lending in part with variable rate borrowing interest rates and fees that do not fluctuate over the life of the loan. Please clarify in your disclosures why variable rate borrowing interest rates and fees do no fluctuate over the life of the loan.

Response: The Company acknowledges the Staff’s comment, and has revised its disclosure on page 90 of the Amended Registration Statement to delete the statement that variable rate borrowing interest rates and fees do not fluctuate over the life of the loan.

Certain Relationships and Related-Party Transactions, page 137

20.	Please disclose whether the terms of the related party transactions are comparable to terms with unrelated third parties and whether the operating leases will be subject to the new related-party transaction policy. Refer to Item 404 of Regulation S-K for additional guidance.

Response: In response to the Staff’s comment, the Company believes that each of the related-party transactions are on terms at least as favorable as would be available from unaffiliated third parties. Additionally, the operating lease agreements disclosed in the Amended Registration Statement will be subject to the Company’s new related-party transactions policy. The requested disclosure has been included on pages 142 and 143 of the Amended Registration Statement.

Consolidated Financial Statements – Three Months Ended March 31, 2017

Interim Consolidated Statements of Income, page F-3

21.	Please separately disclose revenues from interest income on loans and revenues from financing and service fees. Please tell us what consideration you gave to classifying interest expense as a reduction of revenues or in the total cost of providing services.

Response: The Company acknowledges the Staff’s comment and has disclosed a breakdown of interest income on loans and revenues from financing and service fees on page F-14 of the Amended Registration Statement. Similar to publicly available financial disclosures for other registrants in the Company’s industry, the Company has elected not to separately disclose interest revenues from financing/service fees. Currently, others in the Company’s industry present information similar to our disclosures as reflected on page F-14 and as a result the Company’s disclosure is consistent with industry practice. Costs associated with the Company’s operations are included within the “operating expense” portion of the income statement. Interest expense as disclosed is related to the servicing of the Company’s debt and not related to the cost of providing services.

Note 1. Summary of Significant Accounting Policies and Nature of Operations

Current and Past-Due Loans Receivable, page F-7

22.	Please revise to disclose the impact of the Q1 Loss Recognition Change to the provision for losses, the allowance for loan losses and CSO guarantee liability for the period ending March 31, 2017. Refer to ASC 250-10-50-4.

Response: The Company acknowledges the Staff’s comment and has disclosed the impact of the Q1 Loss Recognition Change to the provision for losses, the allowance for loan losses and CSO guarantee liability on pages F-8 to F-9 of the Amended Registration Statement.

23.	Please revise your disclosure to clarify whether there are any circumstances whereby a past- due customer account can be renewed, extended or subsequently reclassified as current other than by payment of the original loan and how such transactions are accounted for and reflected in the financial statements. Please also clarify whether a borrower can hold more than one outstanding loan.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-7 and F-8 of the Amended Registration Statement to clarify how the circumstances affecting past due customer accounts are accounted for and reflected in the financial statements. Additionally, the Company has revised the disclosure to clarify that borrower may be eligible for more than one outstanding loan depending on underlying regulations.

Note 7 – Loans Receivable, Credit Quality Information, and Allowance for Loan Losses and Third Party Lender Losses, page F-13

24.	Please provide an aging analysis of total loans receivable by product to reflect current and past-due receivables. Please refer to ASC 310-10-50-7A.

Response: The Company has reviewed the disclosure requirements outlined by ASC 310-10-50 Receivables-Overall Disclosure. In response to the Staff’s comment, the Company provides the below aging analysis of total loans receivable for loan losses for the periods indicated:

	June 30, 2017

(dollars in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Total

Current loans receivable	$91,230	$122,541	$64,195	$26,771	$304,737
Delinquent loans receivable	—	33,534	12,091	—	45,625

Total loans receivable	91,230	156,075	76,286	26,771	350,362
Less: allowance for losses	(5,313)	(41,406)	(19,196)	(4,523)	(70,438)

Loans receivable, net	$85,917	$114,669	$57,090	$22,248	$279,924

The Company further notes that prior to January 1, we deemed all loans and uncollectible and charged-off when a customer missed a scheduled payment and the loan was considered past-due. See Note 1 to the Interim Consolidated Financial Statements for a discussion of the Q1 Loss Recognition Change. In response to the Staff’s comment, the Company provides the below aging analysis of total loans receivable for loan losses for the periods indicated:

	December 31, 2016

(dollars in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Total

Current loans receivable	$90,487	$102,090	$63,157	$30,462	$286,196
Delinquent loans receivable	—	—	—	—	—

Total loans receivable	90,487	102,090	63,157	30,462	286,196
Less: allowance for losses	(5,425)	(17,851)	(10,737)	(5,179)	(39,192)

Loans receivable, net	$85,062	$84,239	$52,420	$25,283	$247,004

The Company notes to the Staff that it has disclosed the above tables showing the aging analyses of total loans receivable for loan losses on page F-15 of the Amended Registration Statement.

25.	Please provide an aging analysis of the loans that you service and guarantee under CSO arrangements.

Response: In response to the Staff’s comment, the Company provides the below aging analysis of the loans we service and guarantee under CSO arrangements:

(dollars in thousands)	June 30, 2017	December 31, 2016

Current loans receivable guaranteed by the Company	$53,337	$68,033
Delinquent loans receivable guaranteed by the Company	8,744	—

Total loans receivable guaranteed by the Company	62,081	68,033
Less: CSO guarantee liability	(15,582)	(17,052)

Loans receivable guaranteed by the Company, net	$46,499	$50,981

The Company notes to the Staff that it has also disclosed the above table showing the aging analysis of loans we service and guarantee under CSO arrangements on page F-15 of the Amended Registration Statement.

Note 8 – Credit Services Organization, page F-15

26.	Please disclose the approximate term of your guarantees and the events and the circumstances that would require you to perform under the guarantees. Please refer to ASC 460-10-50-4.

Response: The Company acknowledges the Staff’s comment and has reviewed ASC 460-10-50-4. The Company has revised its disclosure on page F-18 of the Amended Registration Statement to include the approximate terms of our guarantees and the circumstances requiring us to perform under the guarantees.

Note 12 – Share Based Compensation, page F-18

27.	The exercise price of options granted for the three months ended March 31, 2017 increased to $319.08 compared to the weighted average exercise of stock options granted for the period ending December 31, 2016 of $131.61 despite relatively no change in assumptions related to volatility, expected term, risk-free interest rate and expected dividend yield. Please provide us with an analysis that explains the reasons for the increase in the recent valuations of your stock options.

Response: We estimate the fair value of the common stock underlying our equity awards when computing fair value calculations under the Black-Scholes option pricing model. Our board of directors assesses the fair value of our common stock on each grant date. Prior to our IPO, because the Company was privately held and given the absence of an active trading market for our common stock, our board of directors estimated our common stock’s fair value based on an analysis of a number of objective and subjective factors that they believed that market participants would consider including the following:

•	financial metrics, including, but not limited to, our results of operations;

•	the introduction of new products;

•	the fact that the option grants involved illiquid securities in a private company;

•	the risks inherent in the development and expansion of our products and services; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions.

We historically granted stock options with exercise prices not less than the fair value of our common stock underlying such stock options, as determined on the date of grant by our board of directors, with input from our management. During the year ended December 31, 2016 and the three-month period ended March 31, 2017, we granted stock options with weighted average exercise prices of $131.31 per share and $319.08 per share, respectively.

Historically, our common stock was valued using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. We used the market approach to estimate our aggregate enterprise value. The market approach measures the enterprise value of a company based on applying observed EBITDA multiples from comparable companies which are publicly traded. We arrived at our estimates of EBITDA multiples based on trading levels of our publicly-traded competitors and other similar companies offering specialty financial services, taking into account that our options were for illiquid securities in a non-publicly-traded company.

In order to arrive at the estimated fair value of our common stock, we applied a multiple of 5.5 to Adjusted EBITDA (reduced for pro forma interest expense on our Non-Recourse U.S. SPV Facility (as referenced in the Amended Registration Statement)) to determine implied enterprise value for our 2016 and 2017 awards. The implied enterprise value was then reduced by the value of recourse long-term debt to arrive at implied equity value. The awards granted for the year ended December 31, 2016 were based on Adjusted EBITDA for the year ended December 31, 2015 and the awards granted for the six-month period ended June 30, 2017 were based on Adjusted EBITDA for the year ended December 31, 2016. Adjusted EBITDA increased from approximately $130 million for the year ended December 31, 2015 to approximately $189 million for the December 31, 2016. This increase was based on a number of factors including, but not limited to, the following: (i) volume in the United States and revenue in Canada both increased, driven by de novo store expansion and modest same-store volume growth (which were partially offset by a decline in U.K. revenue due to currency transaction impact, product mix and volume changes, as well as closure of nearly half of the U.K. stores in December 2015), (ii) provision for losses decreased in the year ended December 31, 2016 due to improved performance in the United States that resulted from continuous refinements and improvements to scoring models, portfolio seasoning and improved collection efforts, (iii) the total cost of providing services decreased in 2016 as compared to the prior year primarily due to a decline in advertising expense and the improvement in cost-per-funded loan, (iv) corporate, district and other expenses declined in the year ended December 31, 2016 primarily because of U.K. store closures in 2015, a decrease in U.K. payroll costs and declines in U.K. collections and office expense, and (v) the effective tax rate for the year ended December 31, 2016 decreased from that for the year ended December 31, 2015. See “Management Discussion and Analysis of Financial Condition and Results of Operations” starting on page 48 for a discussion of these changes in the components of our results of operations. This increase in Adjusted EBITDA, which drove an increase in total enterprise value, was the reason for the increase in the recent valuations of our stock options.

Consolidated Financial Statements – Twelve Months Ended December 31, 2016

Note 6 – Consumer Loans Receivable, Credit Quality Information and Allowance for Loans Losses and Third-Party Lender Losses, page F-50

28.	Please revise the table that summarizes the activity in the allowance for loan losses during the years ended December 31, 2016 and 2015 to include disclosures similar to those provided for the three months ended March 31, 2017 and March 31, 2016 by type of loan on page F-14.

Response: The Company acknowledges the Staff’s comment and has revised the table on page F-57 of the Amended Registration Statement to include disclosures similar to those provided by loan type on prior page F-14 of the Registration Statement initially submitted to the Commission.

The Company has also amended the Registration Statement to update certain information. Please do not hesitate to contact me at (212) 728-8214 with any further questions or comments.

Sincerely,

/s/ Cristopher Greer

cc:	Vin Thomas, Chief Legal Officer, CURO Group Holdings Corp.